Fuling Global Inc. ¤ Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province ¤ People’s Republic of China ¤ Phone: +86-576-86623058

September 14, 2015

Ms. Pamela Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Fuling Global Inc.

SEC comment letter dated August 3, 2015 about Registration Statement on Form F-1

File No. 333-205894

Dear Ms. Long:

On behalf of Fuling Global Inc. (the “Registrant”) and in response to the comment set forth in your letter dated August 3, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Pre-effective Amendment 1 to Registration Statement on Form F-1 (“Amendment 1”). Capitalized terms used herein shall have the meanings ascribed to them in the Amendment 1 unless otherwise defined herein. We have also enclosed five redlined copies of Amendment 1 compared against the Registration Statement filed on July 27, 2015 for your review.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Business Development Trends, page 34

1.	We note your projections for your revenues and profits for the years 2015, 2016 and 2017. Please consider revising to clearly state management’s most significant assumptions underlying the growth percentages that you disclose here. Please refer to Item 10(b)(3)(i) of Regulation S-K.

We have revised our projections to clearly state management’s most significant assumptions underlying the growth percentages that we disclosed. The revised disclosure may be found on page 37 and reads as follows:

Business Development Trends

Our prices fluctuate based on changes in our material costs. We and our long-term customers closely follow changes in such prices and adjust our product prices accordingly. As a result of decreases in oil prices in 2015, our customers reduced the price they paid for our products during the year, but we have been able to maintain our profit margins on the year. We currently anticipate that our revenues will increase by approximately 12% and that our profits will increase by approximately 18% in 2015. After completion of this offering and assuming our capacity expansion plans are met with the proceeds of this offering and our operational cash flows, we estimate that revenues and profits will both increase by approximately 18% in 2016 and 25% in 2017. These projections are based on the following assumptions; to the extent these assumptions are inaccurate, our results could vary significantly from the foregoing projections.

Projected 2015 revenue growth of 12% and net income growth of 18%

Our revenue growth projections assume that:

a)	Our new QSR customer in China, KFC China, begins to generate revenues in the second half of 2015.

b)	A major distributor customer, LOLLICUP USA, Inc., places substantially higher orders with us, as it has secured an additional QSR customer in the U.S.

Ms. Pamela Long, Assistant Director

September 14, 2015

c)	Other current customers’ orders remain healthy overall. Our top ten customers’ overall order volume growth rate is 19% through July 2015.

d)	The new container production lines (mainly thermoforming machine) we purchased in the first half of 2015 in China for new products in plates, cups, bowls and other categories begin to fill new orders from existing customers in October. We expect production in 2015 to be 1,000 tons or 17% of capacity.

e)	We increase the capacities of our Chinese factories. Our Songmen factory currently operates at 90.9% capacity based on 24/7 operation. We estimate that we could increase capacity by 2,100 tons if we increased to 100% capacity. Our Sanmen factory currently operates at 48.5% capacity based on 24/7 operation; we estimate that we could increase capacity by 2,000 tons if we increased to 73.5% capacity. These capacity rates do not take into consideration the expansion in capacity created by the new container production lines mentioned in (d) above.

f)	Our Allentown factory becomes operational as planned. Our Allentown operations began production in June 2015 with four of six current production lines fully functional (completely installed, tested, validated, certified by Underwriters Laboratories). The remaining two production lines became operational in the middle of July 2015. Although we can run all six lines at the same time, we have not yet fully staffed operations to run all six production lines at 24/7 operation. We currently run two of the six production lines most of the time. We estimate that we could have all six production lines in full operation by the end of 2015. This will provide us 1,200 tons of straw production or 25% capacity.

Our net income growth projections assume that:

a)	The decrease of our raw material price decrease is not completely offset by the decrease of our sales price, as oil prices have dropped in 2015. If raw material costs increased by 10%, we estimate that approximately 80% of our clients will adjust their purchase prices accordingly. Approximately 30% of our clients adjust price automatically according to changes in raw materials prices. We expect that approximately 50% of our clients will seek to negotiate a price reduction with us. For example, when raw material price decreases by 10%, we may suffer a sales price decrease impact of 5%. Our product prices do not generally adjust price exactly as same as the change of raw material price. We expect that approximately 20% of our clients will not adjust price, whether or not raw material prices increase or decrease.

b)	Our labor and shipping costs either decrease or remain stable. If our labor costs increased by 10% from our estimate, we would expect revenue growth to remain stable but net income to decrease by approximately 1%. If shipping costs (by sea) increased by 10%, we expect net income would decrease by approximately 1%.

Projected 2016 revenue growth of 18% and net income growth of 18%

Our revenue growth projections assume that:

a)	KFC China continues to place orders of about $1 million in 2016, in line with their agreement with us.

b)	We successfully secure a new distributor customer in U.S. This target customer is a buying network group with many distributor members. We estimate our sales to this new customer could approach $5 million in 2016 if we are successful in securing it as a customer and receive orders in line with our estimates.

c)	Our other existing customers’ orders continue to increase in line with prior growth rates.

d)	The container products capacity added in 2015 continues to provide products to current customers. It is currently impossible to estimate the timing and impact of such orders.

e)	We increase the capacities of our Chinese factories (other than our Songmen factory, which we project to remain at 100% capacity in 2016). Phase I of our new Wenling factory is projected to become operational in July 2016, adding 20,000 ton capacity per annum. We expect the utilization will be 3,000 tons of production in 2016. Our Sanmen factory could increase capacity by 2,100 tons if we increased to 100% capacity in 2016.

Ms. Pamela Long, Assistant Director

September 14, 2015

f)	We increase the capacity of our Allentown factory by 1,200 tons to 50% of designated capacity. Total output would be at 2,400 tons.

g)	Our product prices remain stable.

Our net income growth projections assume that:

a)	Our raw material prices remain stable compared to 2015 prices.

b)	Our shipping costs remain stable compared to 2015 costs.

c)	We expect the cost of labor in China will increase approximately 10% in 2016, but we expect our investments in automation and equipment to increase production efficiency will offset such increased labor costs.

Projected 2017 revenue growth of 25% and net income growth of 25%

Our revenue growth projections assume that:

a)	We are able to secure a new manufacturer customer and that this customer generates an estimated $9 million in revenue for us in 2017. This target customer has annual sales of more than $1 billion. We are currently negotiating with this client but cannot guarantee that we will be successful in securing them as a customer.

b)	The orders from the new distributor client we expect to add in 2016 increase our 2017 revenues by $8 million compared to 2016 revenues.

c)	Our increased container products capacity continues to provide products to current customers, resulting in increased revenues of approximately $10 million in 2017.

d)	Our Songmen and Sanmen factories remain at 100% capacity utilization and our Wenling factory reaches 50% utilization. In addition, we assume that Phase II of our Wenling factory completes in July 2017, bringing an additional 20,000 tons capacity annually. We expect the utilization will be 15,000 tons of production in 2017.

e)	Our Allentown factory capacity utilization reaches 100% or 4,800 ton per annum.

Our net income growth projections assume that:

a)	Our raw material prices remain stable compared to 2016.

b)	Our shipping and labor costs remain stable compared to 2016 levels.

All of these forward-looking statements depend on adequate market demand for our products, maintenance of full capacity at our facilities and stable pricing for our products and raw materials. Actual results could differ materially from these projections as a result of a number of risks and uncertainties. See “Risk Factors – Our projections and assumptions underlying may be inaccurate, resulting in slower than anticipated growth”.

In addition, we have added a risk factor accordingly. The new disclosure may be found on page 11 and reads as follows:

Our projections and assumptions underlying may be inaccurate, resulting in slower than anticipated growth.

All statements, except historical data, are forward-looking statements. Although we believe the projections in these forward-looking statements are reasonable, we cannot guarantee these projections will happen. Our operational results in the future may be different from our estimates for many reasons, including but not limited to the oil price (our products are by-products of oil, so we are heavily impacted by oil price), shrinking fast food industry production caused by increased production cost and changed consumption habits of food industry, failure to grow capacity and capacity utilization as quickly as anticipated or at all, losing or failing to secure customers and customer orders, shutdown of important clients, and replacement of plastics industry by paper and wood products industry.

Ms. Pamela Long, Assistant Director

September 14, 2015

Thank you in advance for your assistance in reviewing this response and Amendment 1 to the Registration Statement.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,
Fuling Global, Inc.

By:	/s/ Gilbert Lee
Name:	Gilbert Lee
Its:	Chief Financial Officer